[Chapman and Cutler LLP Letterhead]

March 4, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 (each a “Registration Statement” and collectively the “Registration Statements”). The Registration Statements relate to the Innovator Buffer Step-Up Strategy ETF and Innovator Power Buffer Step-Up Strategy ETF (each a “Fund” and collectively the “Funds”), each a series of the Trust. This letter responds to additional comments given by the staff of the Commission (the “Staff”) in response to the comment response letter filed on March 2, 2022 by the Funds. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Investment Objective

The Staff requests each Fund’s investment objective be revised to clarify that the Funds are subject to limited upside return potential and that there is limited downside protection on losses.

Response to Comment 1

Each Fund has revised its investment objective in accordance with the Staff’s comment as shown below:

“The Fund seeks to provide investors with investment exposure to the price return of the SPDR® S&P 500® ETF Trust, subject to potential investment gains up to a limit (prior to taking into account management fees and other fees), while providing the potential for downside protection against investment losses up to a limit (prior to taking into account management fees and other fees).”

Comment 2 – Investment Objective

The Staff requests each Fund’s investment objective be revised to contemplate that the potential limited gains and limited loss protection will be reduced by management fees and other fees.

Response to Comment 2

Each Fund has revised its investment objective in accordance with the Staff’s comment as reflected in the response to Comment 1.

Comment 3 – Principal Investment Strategies

The Staff requests the following disclosure be revised to clarify that the Funds are subject to limited upside return potential and that there is limited downside protection on losses, and that each are reduced by management fees and other fees:

“Through the Options Portfolio, the Fund will seek to participate in the price return of the Underlying ETF, subject to maximum potential gains, and protect against Underlying ETF losses.”

Response to Comment 3

Each Fund has revised its disclosure in accordance with the Staff’s comment as shown below:

“Through the Options Portfolio, the Fund will seek to participate in the price return of the Underlying ETF, subject to investment gains up to a limit (prior to taking into account management fees and other fees), and provide protection against Underlying ETF losses up to a limit (prior to taking into account management fees and other fees).”

Comment 4 – Principal Investment Strategies

The Staff requests the following disclosure be revised for clarity, as in the Staff’s view it currently suggests that the Buffer will capture a gain

“The Sub-Adviser will seek to realize gains experienced by the Fund (which are limited to the maximum gain potential) or Buffer used by the Fund due to price movements of the Underlying ETF by resetting the Fund’s Options Portfolio and the Fund’s upside potential and Buffer.”

Response to Comment 4

Each Fund has revised its disclosure in accordance with the Staff’s comment as shown below:

“The Sub-Adviser will seek to realize gains experienced by the Fund (which are limited to the maximum gain potential) due to price movements of the Underlying ETF or realize the Buffer used by the Fund due to price movements of the Underlying ETF by resetting the Fund’s Options Portfolio and the Fund’s upside potential and Buffer.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren